RMS

18008659

SEC
...and Exchange Commission
Trading and Markets

AUG 28 2018

RECEIVED

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69842 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirabella US, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Market Street, Suite 970
(No. and Street)

| San Francisco | CA | 94105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Squire 415.5213716
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

| 675 Ygnacio Valley Road, A200 | Walnut Creek | CA | 94596 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of California, County of San Francisco
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

## OATH OR AFFIRMATION

I, Stephen Squire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirabella US, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On Date 08/24/2018

Signature

Managing Principal

Title

Notary Public

[illegible] ENCARNACION
COMMISSION # 2172[illegible]
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SAN FRANCISCO
COMM. EXPIRES NOV. 17, 20[illegible]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Mirabella US, LLC**

**June 30, 2018**

**<u>TABLE OF CONTENTS</u>**

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
***Fax (925) 944-6333***

## Report of Independent Registered Public Accounting Firm

To the Member of
Mirabella US, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Mirabella US, LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mirabella US, LLC as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Mirabella US, LLC's auditor since 2016.
Walnut Creek, California
August 28, 2018

**Mirabella US, LLC**

**June 30, 2018**

## Statement of Financial Condition

| | |
|---|---|
| **Assets** | |
| Cash | $72,079 |
| Prepaid expenses | 429 |
| **Total Assets** | $72,508 |
| | |
| **Liabilities and Member's Equity** | |
| Accounts payable and due to affiliate | $18,671 |
| **Total Liabilities** | 18,671 |
| **Member's Equity** | 53,837 |
| **Total Liabilities and Member's Equity** | $72,508 |

See accompanying notes

**Mirabella US, LLC**

**June 30, 2018**

**Notes to the Financial Statements**

### 1. Organization

Mirabella US, LLC (the "Company") was organized as a Delaware limited liability company in December, 2011. The Company is a securities broker-dealer registered on April 25, 2017, with the Securities and Exchange Commission, as a member of Financial Industry Regulatory Authority ("FINRA"), and as a member of the Securities Investor Protection Corporation ("SIPC").

The Company is approved to engage in the following activities: (i) mutual fund underwriter or sponsor, (ii) broker or dealer selling tax shelter or limited partnerships in primary distributions, (iii) broker or dealer selling tax shelters or limited partnerships in the secondary market, (iv) private placements of securities, (v) rendering financial advisory services, on a fee basis, primarily to corporations in connection with engagements relating to mergers and acquisitions, financing advisory and restructuring, and (vi) providing services to foreign broker-dealers under SEC Rule 15a-6 transacting securities business with major institutional investors and U.S. institutional investors (as defined in SEC Rule 15a-6).

The Company does not clear securities for customers and as such the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

### 2. Significant Accounting Policies

#### Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts at a financial institution. The Company held no cash equivalents at June 30, 2018.

#### Accounts Receivable

Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. There were no accounts receivable at June 30, 2018.

#### Revenue Recognition

Revenues are earned from providing securities services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the fee is reasonably determinable.

**Mirabella US, LLC**

**June 30, 2018**

**Notes to the Financial Statements**

**2. Significant Accounting Policies (Continued)**

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Income Taxes**
The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual Delaware and California LLC tax and a California LLC fee based on gross revenue. The Company is subject to examination for state returns for tax years ending after 2012.

**3. Related Party Transactions**
The Company entered into an expense-sharing agreement in September 2016 with HedgeOp, LLC ("HedgeOp"), a company under common ownership. Shard expenses include rent, utilities, personnel, telecommunications, and computer related costs. The Company agreed to reimburse HedgeOp for its share of these costs paid for on its behalf.

At June 30, 2018, the Company owed HedgeOp $18,616 for these shared and direct expenses, which is included in due to affiliates on the statement of financial condition.

The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2018, the Company's net capital was $53,408, which exceeded the requirement by $48,408.

## 5. Recently Issued Accounting Pronouncements

### Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

### Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

**Mirabella US, LLC**

**June 30, 2018**

**Notes to the Financial Statements**

**6. Subsequent Events**

The Company has evaluated subsequent events through August 28, 2018, the date which the financial statements were issued and there were no events that took place that would have a material impact on the financial statements.

**MIRABELLA US, LLC**

**REPORT PURSUANT TO SEC RULE 17a-5(d)**

**AS OF**

**JUNE 30, 2018**

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.